FINTECH.TV PBC
FINANCIAL STATEMENTS
DECEMBER 31, 2020

FINTECH.TV PBC
TABLE OF CONTENTS

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA

Licensed in:
New Jersey
Florida



"Building Your Future"

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of FinTech.TV PBC
New York, NY

We have reviewed the accompanying financial statements of FinTech.TV PBC (a New York Corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

JVA Accountants & Advisors

Denville, New Jersey
June 14, 2021

PHONE: (973) 620-9607 | 15 BROADWAY • DENVILLE, NJ 07834 | WWW.JVAFIRM.COM
PHONE: (973) 810-4210 | 54 MAIN STREET, SUITE 101 • SUCCASUNNA, NJ 07876

FINTECH.TV PBC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Current Assets:

Cash and Cash Equivalents	$	104,391
Stock Subscription Receivable		100,000
Deferred Federal Income Tax		16,553
Deferred State Income Tax		5,596
Total Current Assets		226,540

Fixed Assets:

Office Equipment	4,870
Less Accumulated Depreciation	487
Total Fixed Assets	4,383

Other Assets:

Patents & Trademarks	3,953
Capitalized Costs	1,253,725
Total Other Assets	1,257,678

TOTAL ASSETS	$	**1,488,601**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$	336,746
Note Payable		452,481
Accrued Interest Payable		992
Due to Related Party		51,455
Total Current Liabilities		841,674

Commitments and Contingencies

Stockholders' Equity:

Common Stock, $0.0001 Par Value, 5,000,000 Shares Authorized,	
1,375,460 Issued and Outstanding	709,000
Accumulated Deficit	(62,073)
Total Stockholders'' Equity	646,927

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**1,488,601**

The accompanying notes are an integral part of these financial statements.

FINTECH.TV PBC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Sales	$	115,000
Cost of Sales:		
Purchases & Services		26,238
Total Cost of Sales		26,238
Gross Profit		88,762
Operating Expenses:		
General and Administrative Expenses		21,007
Commissions		16,000
Total Operating Expenses		37,007
Income From Operations		51,755
Other Expense:		
Interest Expense		992
Financing Costs		27,481
Total Other Expenses		28,473
Profit Before Provision for Income Taxes		23,282
Provision for Income Taxes:		
Federal Income Tax Expenses		5,351
State Income Tax Expense		1,810
Total Provision for Income Taxes		7,161
Net Income	$	16,121

The accompanying notes are an integral part of these financial statements.

FINTECH.TV PBC
STATEMENT OF EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	59	$ 59,000	$ (78,194)	$ (19,194.00)
Contributions	1,375,519	650,000	-	650,000
Net Income	-	-	16,121	16,121
ENDING BALANCE, DECEMBER 31, 2020	1,375,578	$ 709,000	$ (62,073)	$ 646,927

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accountants".

FINTECH.TV PBC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:

Net Income	$	16,121
Adjustments to Reconcile Net Income to Net Cash Provided		
(Used) by Operating Activities:		
Amortization		172
Depreciation		487
Deferred Federal Income Tax		5,351
Deferred State Income Tax		1,810
(Increase) Decrease in Operating Assets:		
Stock Subscription Receivable		(100,000)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		336,746
Accrued Interest Payable		992
Net Cash Provided (Used) by Operating Activities		261,679

Cash Flows from Investing Activities:

Acquisitions of Fixed Assets	(4,870)
Acquisitions of Patents & Trademarks	(4,125)
Acquisitions of Capitalized Costs	(1,253,725)
Net Cash Provided (Used) in Investing Activities	(1,262,720)

Cash Flows from Financing Activities:

Proceeds from Note Payable	452,481
Proceeds from Issuance of Common Stock	650,000
Proceeds from Due to Related party	1,422
Net Cash Provided (Used) in Financing Activities	1,103,903

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		102,862
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,529
CASH AND CASH EQUIVALENTS, END OF YEAR	$	104,391

Supplemental Disclosure of Cash Flow Information

Cash Paid for Interest	$	0
Cash Paid for Taxes	$	0

The accompanying notes are an integral part of these financial statements.

FINTECH.TV PBC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – DESCRIPTION OF BUSINESS

FinTech.TV PBC, (The Company) headquartered in New York City, at the Javits Center with other key global studios based out of the NYSE, NASDAQ, and London Stock Exchange, Fintech.TV is the exponential voice at the forefront of global cutting-edge technology, aligned with UN SDGs along with blockchain, cryptocurrency and impact investing. Reaching over 850M households on a weekly basis and over 8.5M views on its online platform, it has redefined the global reach for tech and impact leaders and stories.

A broadcasting platform for the next generation of entrepreneurs and investors, it provides its audiences with an in-depth coverage of blockchain, cryptocurrencies, alternative technologies and financial products to public markets, digital assets, new regulatory policies, ESGs and sustainable investment in the global economy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are stated net of an allowance for doubtful accounts. Management estimates the allowance based on its historical experience of the relationship between actual bad debts and net credit sales and an analysis of specific customers, taking into consideration the age of past due accounts and assessment of the customer's ability to pay. There were no receivables or allowance for doubtful accounts at December 31, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

FIXED ASSETS:

Fixed Assets in excess of $1,000 with a useful life of more than one year are carried at cost and depreciated using straight-line and accelerated methods over their estimated useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows:

Assets and Estimated Useful Lives	Cost	Current Year Depreciation	Accumulated Depreciation
Office Equipment 5years	$4,870	$487	$487

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to expense or credited to income.

At December 31, 2020 there was no impairment of fixed assets.

NON-GOODWILL INTANGIBLE ASSETS:

The Company has adopted ASU 2014-18 to amortize non-goodwill intangible assets. The Company has patents and trademarks of $4,125. The following is a summary of non-goodwill intangible assets as of December 31, 2020:

Intangibles Subject to Amortization	Estimated Lives	Gross Amount	Accumulated Amortization	Net Amount
Patents and Trademarks	10 yrs.	$ 4,125	$ 172	$ 3,953

Amortization expense at December 31, 2020 was $172.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

NON-GOODWILL INTANGIBLE ASSETS (CONT.):

The Company has adopted ASC 350-50 to capitalize cost related to the development of their website and software. The Company has incurred $1,253,725 and will begin amortizing those expenses after the software is placed in service.

INCOME TAXES

Federal and state income taxes are accrued at the end of each year in accordance with applicable income tax laws.

Income taxes reflected in the statements of income are as follows:

Federal:	
Current	$ 0
Deferred	5,351
State:	
Current	0
Deferred	1,810
Provision for Income Taxes	$ 7,161

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

The following is a reconciliation of the statutory federal income tax rate applied to pretax accounting income with the income tax provision attributable to continuing operations in the statements of income.

Income Tax Expense at the Statutory Rate	$ 4,889
Increases (Decreases) Resulting from:	
Permanent Differences	462
Temporary Differences	0
Benefit of State Income Tax	(0)
Provision for Income Taxes	$ 5,351

Subject to the comments in the "Report of Independent Certified Public Accountants".

8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES (CONT.)

The components of deferred taxes included in the balance sheets as of December 31, 2020 are as follows:

Current Deferred Taxes:

Net Operating Loss Carryforward - Federal	16,533
Net Operating Loss Carryforward - State	5,596
Total Current Deferred Taxes	$ 22,129

Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2020, there are no valuation allowances.

The Company adopted the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles, with no cumulative effect adjustment required. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely than not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2020.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2019.

.

The Company's policy is to classify income tax related interest and penalties in office expense.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

REVENUE RECOGNITION

Revenue is recognized upon the shipment of product when: (1) risks and rewards of ownership are transferred upon delivery to customer; (2) persuasive evidence of an arrangement exists (order has been placed); (3) The Company has no continuing obligations to the customer; and (4) the collection of related accounts receivable is reasonably assured. Credits or refunds are recognized when they are determinable and estimable.

RECENT ISSUED ACCOUNTING PRONOUNCEMENTS

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") used ASU No. 2014-09, Revenue from Contracts with Customers ("Topic 606"). This ASU supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition.

This ASU was to be effective for annual reporting periods beginning after January 1, 2019. Early adoption was permitted. Additional ASUs have been issued to amend or clarify this ASU as follows:

- *ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing was issued in April 2016. ASU Mo. 201-10 addresses implementation issues identified by the FASB-International Accounting Standards Board Joint Transition Resources Group for Revenue Recognition ("TRG")*

- *ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow- Scope Improvements and Practical Expedients was issued in May 2016. ASU No. 2016-12 amends the new revenue recognition standard to clarify the guidance on assessing collectability, presenting sales taxes, measuring noncash consideration, and certain transition matters.*

Due to the Covid-19 pandemic, relief has been offered by the FASN and the effective date has been extended to fiscal year beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the potential impact the ASU will have on the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ADVERTISING COSTS:

Advertising costs are charged to operations when incurred. For the years ended December 31, 2020, the total cost of advertising charged to operations was $0.

NOTE 3 - DATE OF MANAGEMENT'S REVIEW

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 14, 2021, the date these financial statements were available to be issued.

NOTE 4 – NOTE PAYABLE

At December 31, 2020, the Company had an outstanding note payable to an individual in the amount of $452,481 and bears interest at an annual rate of four percent (4%). The entire amount is considered current. The note requires six monthly payments of $58,351 of principle and interest and matures on June 15, 2021. During 2020, interest of $922 was accrued.

NOTE 5 – RELATED PARTY TRANSACTIONS

A company owned by one of the members of the Company loaned $51,455 to the Company. The Company will repay the loan as cash flow allows. The loan does not bear interest.

NOTE 6 – CONCENTRATIONS OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and stock subscription receivable.

CASH AND CASH EQUIVALENTS
Under the Federal Deposit Insurance Corporation ("FDIC") general deposit insurance rules coverage of at least $250,000 is available to depositors. The Company places its cash and cash equivalents with high credit quality financial institutions and makes short-term investments in high credit quality money market instruments of short-term duration. The Company maintains its cash and cash equivalents balances at one financial institution

NOTE 6 – CONCENTRATIONS OF CREDIT RISKS (CONT.)

STOCK SUBSCRIPTION RECEIVABLE

The Company extended credit in the amount of $100,000 to one of its investors. The stock subscription receivable was received in February of 2021.